Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated January 13, 2011

The Capped Floating Rate Notes with a Minimum Coupon (the “notes”) are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-3 of this term sheet and beginning on page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)(2)	$1,000	$
Underwriting discount (2)	$15	$
Proceeds, before expenses, to Bank of America Corporation	$985	$

(1)	Plus accrued interest from February , 2011, if settlement occurs after that date.

(2)	The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $985 per unit and $0 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in January or February 2011, the settlement date may occur in January or February 2011, and the maturity date may occur in January or February 2021. Any reference in this term sheet to the months in which the pricing date, the settlement date, the interest payment dates, or the maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.
January , 2011

Units

Capped Floating Rate Notes

with a Minimum Coupon,

due February , 2021

$1,000 principal amount per unit

Term Sheet No.

Expected Pricing Date* January , 2011

Settlement Date* February , 2011

Maturity Date* February , 2021

CUSIP No.

Capped Floating Rate Notes with a Minimum Coupon Securities®

Interest payable quarterly, beginning in May 2011

Interest will accrue at a rate equal to 3-Month U.S. Dollar LIBOR multiplied by a Participation Rate of between 130% and 140%

During any interest period, the minimum interest rate payable on the notes will be 3% per annum, and the maximum interest rate payable on the notes will be 8% per annum

Payment of principal plus any accrued and unpaid interest at maturity

A maturity of approximately ten years

Payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Bank of America Corporation

No listing on any securities exchange

Market Downside Protection

Enhanced Income

Market Access

Enhanced Return

Market Downside Protection

Summary

The Capped Floating Rate Notes with a Minimum Coupon, due February     , 2021 (the “notes”), are our senior unsecured debt securities and are not secured by collateral. The notes will rank equally with all of our other senior unsecured indebtedness from time to time outstanding, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes are not savings accounts, deposits or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank and not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The notes will accrue interest at a rate equal to 3-Month U.S. Dollar LIBOR multiplied by a Participation Rate of between 130% and 140%. The actual Participation Rate will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes. During any interest period, the minimum interest rate payable on the notes will be 3% per annum. The maximum interest rate payable on the notes during any interest period (the “Cap”) will be 8% per annum. If you hold the notes until maturity, you will receive the principal amount of your notes plus any accrued and unpaid interest, subject to our credit risk.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the MTN prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$1,000 per unit
Term:	Approximately ten years
Reference Rate:

3-Month U.S. Dollar LIBOR that appears on Reuters page LIBOR01, or any page substituted for that page, as of 11:00 A.M., London time, on the applicable London Banking Day (as defined below), as determined by the calculation agent in the manner described in the section entitled “Other Terms of the Notes—Interest” on page TS-5 of this term sheet. 3-Month U.S. Dollar LIBOR is more fully described beginning on page TS-7.

Payment at Maturity:

If you hold the notes until maturity, you will receive for each unit of your notes a cash payment equal to the $1,000 principal amount plus any accrued and unpaid interest, subject to our credit risk. See “Risk Factors—Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes” on page TS-3 of this term sheet.

Interest Periods:

Quarterly. Each interest period will begin on and will include an interest payment date (except for the first interest period, which will begin on the original issue date), and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).

Interest Payment Dates:

February , May , August , and November of each year, beginning on May , 2011, with the final interest payment due on the maturity date, subject to postponement as described in the section entitled “Other Terms of the Notes—Interest” beginning on page TS-5 of this term sheet.

Interest Rate:

The notes will accrue interest at a rate equal to 3-Month U.S. Dollar LIBOR multiplied by a Participation Rate of between 130% and 140%. The actual Participation Rate will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes. During any interest period, the minimum interest rate payable on the notes will be 3% per annum. The maximum interest rate payable on the notes during any interest period will be 8% per annum.

For additional information as to the calculation of interest, see “Description of Debt Securities—Floating-Rate Notes” beginning on page 16 of the prospectus.

Day Count Fraction:	30/360
Participation Rate:

The Participation Rate will be between 130% and 140%. The actual Participation Rate will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes.

Listing:	The notes will not be listed on any securities exchange.
Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”), a subsidiary of BAC

Capped Floating Rate Notes with a Minimum Coupon	TS-2

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

The interest rate on the notes is capped.

The interest rate that will be payable on the notes in any quarterly interest period will be limited to the Cap of 8% per annum. Accordingly, as a holder of the notes, you will not benefit from any increase in 3-Month U.S. Dollar LIBOR that would cause the interest rate to exceed the Cap.

Your yield may be less than the yield on a conventional debt security of comparable maturity.

The yield that you receive on the notes may be less than the return you would earn if you purchased a more conventional debt security with the same maturity date, such as a security with a fixed rate throughout its entire term. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, including inflation, that affect the time value of money.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated negative changes in our credit ratings prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell the notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discount in respect of the notes and other costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the principal amount of the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the original public offering price of the notes. This is due to, among other things, the fact that the original public offering price includes, and secondary market prices are likely to exclude, the underwriting discount with respect to, and the development and hedging costs associated with, the notes.

A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes that it offers, but neither MLPF&S nor any of our other affiliates is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Capped Floating Rate Notes with a Minimum Coupon	TS-3

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;

•	the aggregate amount outstanding of the notes;

•	the level, direction, and volatility of market interest rates generally;

•	general economic conditions in the United States;

•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally; and

•	any market-making activities with respect to the notes.

Our hedging activities may affect the market value of the notes.

We, or one or more of our affiliates, including MLPF&S, may engage in hedging activities that may increase or decrease the market value of the notes prior to maturity. In addition, we or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including MLMPF&S, may hold or resell the notes. We cannot assure you that these activities will not affect the market value of the notes prior to maturity.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes, as described under the section entitled “U.S. Federal Income Tax Summary.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Capped Floating Rate Notes with a Minimum Coupon	TS-4

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that the level of 3-Month U.S. Dollar LIBOR on each interest determination date, multiplied by the Participation Rate, will result in an interest rate payable on the notes that is sufficient to provide you with your desired return.

▪	You accept that, although you will be entitled to receive the principal amount of the notes at maturity, the interest rate applicable to each quarterly interest period of the notes is uncertain.

▪	You accept that the interest rate payable on the notes during any interest period is limited to the Cap of 8% per annum.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend in part on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪

You anticipate that the level of 3-Month U.S. Dollar LIBOR on each interest determination date, multiplied by the Participation Rate, will result in an interest rate payable on the notes that is not sufficient to provide you with your desired return.

▪	You seek an investment with a fixed or guaranteed rate of return throughout the term of the notes.

▪	You seek a return on your investment that will not be limited to the Cap of 8% per annum.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Terms of the Notes

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus identified below under “Additional Terms.” The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this term sheet.

The notes will be issued in denominations of whole units. Each unit will have an Original Offering Price of $1,000. You may transfer the notes only in whole units. The notes will mature on February     , 2021.

Prior to maturity, the notes are not repayable at our option or your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, no adjustment will be made to the length of the corresponding interest period; however, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

The interest rate for each quarterly interest period during the term of the notes will be reset on the first day of that interest period, which we refer to as the “interest reset date.” For each such interest period, the applicable rate of interest will be determined on the second London Banking Day preceding the applicable interest reset date (each, an “interest determination date”). The calculation agent will determine the applicable interest rate for each interest period. Once determined by the calculation agent, the applicable interest rate for each quarterly interest period will apply from and including the interest reset date, through, but excluding, the next interest reset date (or maturity date, as applicable).

A “London Banking Day” is a day on which commercial banks are open for business in London, England.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

For as long as the notes are held in book-entry only form, the record date for each payment of interest will be the business day prior to the payment date. If the notes are issued at any time in a form that is other than book-entry only, the regular record date for an interest payment date will be the 15th day of the calendar month preceding the interest payment date.

For additional information as to the calculation of interest, see “Description of Debt Securities—Floating-Rate Notes” beginning on page 16 of the prospectus.

Capped Floating Rate Notes with a Minimum Coupon	TS-5

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the interest rate for each applicable interest period, the amount of each interest payment, London Banking Days, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Events of Default and Rights of Acceleration

If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus identified below under “Additional Terms.” Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate.

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121.

You must have an account with the selling agent to purchase the notes.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Capped Floating Rate Notes with a Minimum Coupon	TS-6

3-Month U.S. Dollar LIBOR

3-Month U.S. Dollar LIBOR will be determined based on Reuters page LIBOR01, or any page substituted for that page, as of 11:00 A.M., London time, on the applicable London Banking Day. For additional information as to the determination of 3-Month U.S. Dollar LIBOR, see “Description of Debt Securities—Floating-Rate Notes—LIBOR Notes” on page 19 of the prospectus.

The following graph sets forth the monthly historical performance of 3-Month U.S. Dollar LIBOR in the period from January 2006 through December 2010. The historical data presented below sets forth only month-end levels of 3-Month U.S. Dollar LIBOR. Interest accruing on the notes is determined, in part, in reference to the daily levels of 3-Month U.S. Dollar LIBOR. Any month-end trend in the level of 3-Month U.S. Dollar LIBOR is not necessarily indicative of the intra-month trends. Furthermore, this historical data on 3-Month U.S. Dollar LIBOR is not necessarily indicative of the future performance of 3-Month U.S. Dollar LIBOR or what the value of the notes may be. Any historical upward or downward trend in 3-Month U.S. Dollar LIBOR during any period set forth below is not an indication that 3-Month U.S. Dollar LIBOR is more or less likely to increase or decrease at any time over the term of the notes. On January 11, 2011, 3-Month U.S. Dollar LIBOR was 0.30313%.

Capped Floating Rate Notes with a Minimum Coupon	TS-7

U.S. Federal Income Tax Summary

The following summary is not complete and is subject to the qualifications and limitations set forth in the discussion under “U.S. Federal Income Tax Considerations” beginning on page 60 of the prospectus, which you should carefully review prior to investing in the notes. For a discussion of the U.S. federal income tax consequences of an investment in the notes, please see the section “U.S. Federal Income Tax Considerations—Taxation of Debt Securities” in the prospectus. For purposes of that discussion, we intend to treat the notes as “variable rate debt securities” that qualify for treatment as “variable rate debt instruments.” The following summary supplements the discussion of U.S. federal income taxation in the prospectus and, to the extent inconsistent, supersedes such discussion.

Under the characterization described above, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Upon the sale, exchange, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder, increased by any OID, market discount, de minimis OID, or de minimis market discount previously included in income with respect to the note, and decreased by the amount of any premium previously amortized to reduce interest on the note and the amount of any payment (other than a payment of qualified stated interest) received in respect of the note.

Except as discussed in the prospectus with respect to market discount, gain or loss realized on the sale, exchange, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. Net long-term capital gain recognized by an individual U.S. Holder before January 1, 2013 generally is subject to tax at a maximum rate of 15%. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

Capped Floating Rate Notes with a Minimum Coupon	TS-8

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection: Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Enhanced Income: These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access: Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market- Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

Enhanced Return: These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market-downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Capped Floating Rate Notes with a Minimum Coupon	TS-9